Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
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RECEIVED

MAPFRE

Madrid, 13 June 2007

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

SUPPL

07024658

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

dlw 6/25

RELEVANT FACT

Notice is hereby given to the National Securities Exchange Commission that today MAPFRE PERÚ COMPAÑIA DE SEGUROS Y REASEGUROS (a company in which MAPFRE S.A. holds indirectly a controlling shareholding) has signed a pre-contractual purchase agreement with LATINA HOLDING S.A., through which, once certain conditions have been met, will acquire 98.55% of the share capital of the Peruvian insurance company LATINA SEGUROS Y REASEGUROS, S.A. for a price of €10.7 million, approximately.

The transaction is subject to both a due diligence of the financial accounts of the company to be acquired, which could give rise to an adjustment to the price, and the pertinent administrative authorisations.

MAPFRE PERÚ will reach a market share above 10%, once this transaction is concluded, thereby consolidating its position as the third largest company in the Peruvian insurance sector, with an aggregated volume of premiums which, according to the estimates that have been carried out, would increase from €63 million to €89 million, at the end of 2007.

Madrid, 15th May 2007

COMISION NACIONAL DE MERCADO DE VALORES. Pº DE LA CASTELLANA, 19. MADRID 28046

2007 PLAN FOR INCENTIVES LINKED TO THE VALUE OF SHARES IN MAPFRE S.A.

1. BACKGROUND

The Plan for Incentives Linked to the Value of the Shares which is submitted before the General Meeting consists in a remuneration formula for the management staff with the following characteristics which are considered desirable for MAPFRE and its subsidiaries:

- Applicable to a small group of Senior Managers whose task is deemed to be crucial to the future development of MAPFRE.

- Moderate in its amount, in accordance with MAPFRE's remuneration policy, both in absolute terms and as a proportion of the fixed remuneration and of the incentives linked to profits, such that they constitute one item out of those that make up a balanced remuneration, and not the main source of income for the beneficiaries.

- A sufficiently broad term in order to achieve the aim of obtaining the mid and long-term loyalty of those Senior Managers considered as being "key players" for MAPFRE and to encourage the creation of value in the long term, such that it does not become or may not be interpreted as being a speculative instrument.

- Complete transparency, both internally and as regards official bodies, investors, and the public in general.

- The use, in all cases, of MAPFRE, S.A. shares as a reference. This will contribute to the aim of its being in the interests of all Senior Managers of Group entities to comply with the targets for profitability and creation of value at MAPFRE, S.A., which is the parent company of the Group and which represents the said group in the markets.

2. AIMS OF THE PLAN

The introduction of the Plan for Incentives Linked to the Value of Shares as a remuneration formula seeks to attain the following objectives:

- To support the planning and the long-term strategy of the MAPFRE Group.

- To achieve greater motivation among key employees within the Senior Management of the Group, and their involvement in MAPFRE's strategies and global objectives.
- To generate the maximum commitment of the Senior Managers to the success of the Group, by way of formulas that allow the value created for the said Group to be shared through its parent company, MAPFRE, S.A..
- To improve the remuneration of the management team by way of a formula that does not entail an increase in fixed costs for the Group, but instead links the cost of the remuneration to the creation of value for shareholders.

3. CHARACTERISTICS OF THE PLAN

a) Formula

The Plan is implemented as follows: the Group entity on which payroll the participant appears grants said participant the right to receive, in cash, the amount resulting from multiplying the number of MAPFRE, S.A. shares he/she is theoretically assigned by the difference between the simple arithmetic mean of the closing price during the market sessions corresponding to the 30 business days immediately prior to the date of communication of the exercise of the right, and the simple arithmetic mean of the closing price during the market sessions corresponding to the 30 business days immediately prior to the date of inclusion in the Plan (in the case of the initial group of participants, this last reference shall be replaced by the closing price as at 31 December 2006, which was €3.42 per share).

The right shall be conditional on the participant continuing to provide his/her services at the company on the dates set for the exercise thereof. However, in the event of incapacity, retirement, or death prior to the said dates, the participant – or his/her heirs, as the case may be – shall be entitled to exercise them, in the proportion that has already accrued.

b) Participants

The participants in the Plan shall be those Senior Managers of Group entities, both in Spain and abroad, who are deemed to be key players in the future development of the Group, and who have a maximum age of fifty-five on the date of their inclusion in the Plan (01.01.07 for initial group), and who have not been beneficiaries of similar schemes set up previously at MAPFRE.

The Board of Directors has approved the list of Senior Managers who it is considered ought to form part of the initial group of participants in the Plan, as well as the number of theoretical shares assigned to each one, without prejudice to new participants being added at a later

date, should this be deemed appropriate in the opinion of the MAPFRE S.A. Appointments and Remuneration Committee.

c) <u>Exercise of the right</u>

The said right may be exercised, in blocks of 30%, 30%, and 40%, respectively, as from the first day of January of the fourth, seventh, and tenth years after the inclusion of each participant in the Plan.

4. COVERAGE

The moderation of the total cost that the Plan is expected to entail for the MAPFRE Group, together with its duration over the ten years it is expected to last, and the complexities involved in the coverage mechanisms and the accounting thereof in accordance with the IFRS, signify that it is not convenient to implement these initially, without prejudice to the suitability of taking out external coverage by way of the appropriate financial instruments being examined at a later date.

5. QUANTITATIVE DATA

Initially the Plan covers a total of 37 persons, for the whole of MAPFRE and its subsidiaries, who shall be assigned a total of 8,333,334 theoretical shares, equivalent to 0.37% of MAPFRE's issued capital.

6. SENIOR MANAGEMENT AND BOARD MEMBERS

On account of their status as such, the members of the Board of Directors are not included within the group of beneficiaries under the Plan described above. However, some of them, in addition to their status as Directors, are also senior managers at MAPFRE, S.A. or its subsidiaries, for which reason, provided that they comply with all other requirements in order to be participants, they may form part of the group of beneficiaries under the Plan. Specifically, these circumstances arise for Mr. Andrés Jiménez Herradón, Mr. Antonio Huertas Mejías, and Mr. José Manuel González Porro, whose percentage participation in the Plan amounts to 14.04%.

Likewise, it should be understood that five participants in the Plan are required to obtain approval from the Shareholders General Meeting, as provided for in the 4th Additional Provision of the Companies Act, and whose percentage participation in the Plan amounts to 15.79%.

A proposal is made to the General Meeting for it to expressly approve the application of the remuneration formula contained in the Plan for incentives relating to the value of shares set forth above, for all the said senior managers, within the same terms and conditions as laid down for the remaining managers in this document.

****

ANNEX

EXTRAORDINARY GENERAL MEETING OF MAPFRE S.A.
PROPOSED RESOLUTIONS

The following proposed resolutions are submitted to the Board for approval at the Extraordinary Shareholders' Meeting which will be called:

- To call an Extraordinary Shareholders' Meeting, to be held at the Auditorium located at Edificio MAPFRE, Avenida General Perón, no. 40, portal B, 2ª planta, on 4th July 2007 at 12 noon on first call and, if need be, at the same venue and at the same time on 5th July 2007 on second call, in accordance with the following agenda:

  1. The issue of subordinated bonds up to a maximum amount of ONE THOUSAND MILLION EUROS, and the approval of the relevant resolutions for the execution thereof.

  2. Incentives Plan for Group directors linked to the value of the shares.

  3. Amendment of Article 17 of the corporate by-laws.

  4. Delegation of powers for the execution and engrossment in public format of the resolutions approved at the Shareholders' Meeting.

  5. Approval of the minutes of the meeting or the appointment of officers for this purpose.

- To submit to the abovementioned General Shareholders' Meeting the following proposed resolutions:

  - Issue up to a maximum of 20,000 bonds of FIFTY THOUSAND EUROS (€50,000) nominal value each, representing a total value of ONE THOUSAND MILLION EUROS (€1,000,000,000), with the following conditions:

    a) Type of issuance: The bonds will be issued at par and free of any charges for subscribers.

    b) Registration: The bonds will be recorded by account entries.

    c) Interest: The bonds will accrue for bondholders a gross interest which shall be established by the person assigned to do so by the Board of Directors prior to the issue of the bonds, with payment deferred annually and which shall be

subject to the corresponding withholding tax, in accordance with the tax rate applicable in each moment.

d) Redemption: The redemption period shall be 30 years. The bonds shall be amortised at par and free of amortisation expenses at maturity. The entire issuance may be redeemed early, from the 10th anniversary of the date of the issue, onwards.

e) Subordination: The bonds issued shall be deemed to be subordinated with regard to the issuer's general obligations.

- To confer the widest possible powers to the Board of Directors so that, with regard to the bond issue agreed at this General Meeting, it may:

  a) Complete, in general terms, the foregoing resolutions in such aspects as may be necessary in order for their validity and execution, and in particular:

     * To approve the Regulations of the Bond Holders Syndicate.

     * To provisionally appoint Mr. Alvaro Anguita Alegret as Commissioner of the Bond Holders Syndicate.

     * To apply for admission onto the AIAF market and any other market.

     * To establish the financial conditions of the issue.

  b) To delegate, either in whole or in part, the above powers to the Delegated Committee of the company or to one or more members of the Board of Directors.

- To delegate indistinctly in the Chairman, Mr. José Manuel Martínez Martínez, in the Deputy Chairmen, Mr. Alberto Manzano Martos and Mr. Domingo Sugranyes Bickel, and in the Secretary, Mr. José Manuel González Porro, so that they may perform the following with the widest possible powers:

  a) Draw up the documents referred to in Article 26 of the Securities Market Act 24/1988, as well as any other document relating to the issue of securities and their admission onto the AIAF market, and perform such activities as may be necessary before the Spanish Securities Market Commission (CNMV), the said market, and other official bodies in order to comply with the legal provisions and in order for the securities that are issued to be listed for trading.

  b) Execute, in general terms, the above resolutions and proceed to engross them in a public instrument.

- To appoint IBERCLEAR as the entity in charge of managing the account entries of the bonds arising under this issue.

- To authorize the Board of Directors to clarify and interpret the above resolutions.

- To approve the application of an Incentives Plan linked to the value of the shares as a remuneration formula for the senior management of the company and its subsidiaries, within the terms of the document placed at the disposal of the shareholders and which shall be included in full in the minutes of the General Meeting, forming a part thereof.

- To amend the first sub-section of the second paragraph of Article 17 of the corporate by-laws, which shall have the following wording:

  First sub-section of the second paragraph

  "Those members of the Board of Directors who perform executive functions at the Company or at Group companies (Executive Directors) shall receive the remuneration assigned to them for performance of their executive functions (salary, incentives, which may or may not be linked to the value of the Company's shares, complementary bonuses, etc.) in accordance with the policy laid down for the remuneration of senior directors, in accordance as is laid down in their respective contracts, which may also provide for suitable indemnities in the event of said functions being removed or termination of the relationship with the Company."

- To delegate the widest possible powers in the Chairman of the Board of Directors, Mr. José Manuel Martínez Martínez, in the Deputy Chairmen, Mr. Alberto Manzano Martos and Mr. Domingo Sugranyes Bickel, and in the Secretary of the Board, Mr. José Manuel González Porro, so that they may, indistinctly, proceed to execute the above resolutions and engross them in public format as soon as this becomes necessary; and to amend the new wording of the corporate by-laws article approved at this General Meeting for the sole purpose of adapting it to comply with any observations made by the Company Registrar and which should be accepted in the opinion of the persons delegated.

- To approve the content of the Plan for incentives relating to the value of shares, the text of which shall be submitted for the approval of the General Meeting and which is attached as an Annex.

- To draw up the report required by Article 144 of the Companies Act with regard to the proposed agreement to be submitted before the General Meeting relating to the amendment of the by-laws, in accordance with the attached text which shall be attached to the minutes of this meeting.

* * * * * * * * * * * * * * *

ANNEX

MAPFRE, S.A.

EXTRAORDINARY GENERAL MEETING

The Board of Directors hereby calls the shareholders to an Extraordinary General Meeting, which shall take place in Madrid, at the Auditorium located at Edificio MAPFRE, Avenida General Perón, no. 40, portal B, 2ª planta, on 4th July 2007 at 12 noon on first call, given that it is expected that there will be sufficient quorum and it will not be necessary for the meeting to be held on second call, which is set by way of this announcement at the same venue and at the same time on 5th July 2007, in accordance with the following agenda:

AGENDA

1. The issue of subordinated bonds, up to a maximum amount of ONE THOUSAND MILLION EUROS, and the approval of the relevant resolutions for the execution thereof.

2. Incentives Plan for Group directors linked to the value of the company's shares.

3. Amendment of Article 17 of the corporate by-laws.

4. Delegation of powers for the execution and engrossment in public format of the resolutions approved at the Shareholders' Meeting.

5. Approval of the minutes of the meeting or appointment of officers for this purpose.

Shareholders will find at their disposal at the registered office the complete text of the proposal with regard to the issue of the subordinated bonds, and the Report by the Board of Directors with regard to the amendment to the by-laws proposed in point 3 of the agenda, which includes the complete text of the proposed resolution submitted to the General Meeting.

Shareholders may request this to be delivered or sent to them by the Company free of charge, and it may also be consulted on the company's website (www.mapfre.com).

Shareholders holding one thousand five hundred shares or more shall be entitled to attend the Meeting if said shares are recorded in the corresponding Share Ledger at least five days prior to when the Meeting is held. Shareholders who hold fewer shares may pool them until the said number is reached, and shall appoint a representative from amongst themselves.

Madrid, 1st June 2007

THE SECRETARY OF THE BOARD OF DIRECTORS

END